82-1252

NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT


05007771

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 25 April 2005
FXP/dme

Nestlé S.A. – Today's Press Release

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X. Perroud
Vice President

Encl.

dlw 5/12



PRESS RELEASE

Nestlé: First-Quarter Performance Confirms Full-Year Target

- **Organic growth of 4.6 percent**
- **Pricing increase of 2.0 percent, compensating higher raw material costs**
- **Solid start to the year, full-year target of 5 to 6 percent organic growth maintained**

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "Our satisfactory first quarter growth is in line with our expectations. It allows me to confirm our full-year organic growth target of between 5 and 6 percent. While the first quarter, as expected, still showed some upward pressure in raw material prices, we were able to compensate this through price increases. I therefore believe that we will be able to reach our target of an improved constant-currency EBITA margin for the full year."

Vevey, 25 April 2005 – In the first quarter of 2005, the Nestlé Group's consolidated Swiss franc sales amounted to CHF 20.5 billion, an increase of 0.3 percent over the same period last year. Reported sales were once again affected by a foreign exchange impact of –3.3 percent. Organic growth stood at 4.6 percent, consisting of real internal growth of 2.6 percent and price increases of 2.0 percent. Divestments, net of acquisitions, reduced reported sales by 1.0 percent.

Sales by Management Responsibilities and Geographic Area				
	Jan.–March 2005	*Jan.–March 2004*	*Real internal growth Jan.–March 2005*	*Organic growth Jan.–March 2005*
	in CHF million		*%*	*%*
Zone Europe	6 953	6 886	–0.9	+0.7
Zone Americas	6 355	6 302	+5.1	+7.3
Zone Asia, Oceania and Africa	3 488	3 472	+1.9	+5.1
Nestlé Waters	1 811	1 810	+3.9	+3.5
Other Activities *	1 857	1 939	+7.7	+9.1
Total	**20 464**	**20 409**	**+2.6**	**+4.6**

* *Mainly pharmaceutical products, Nespresso, joint ventures managed on a worldwide basis and Eismann (until August 2004)*

All calculations based on non-rounded figures.

Zone Europe achieved organic growth of 0.7 percent, with real internal growth of –0.9 percent compensated by a 1.6 percent increase in pricing. Organic growth in Germany and Great Britain was positive while France remained negative. Eastern Europe enjoyed strong organic growth but was held back somewhat by Russia, where chocolate distribution is being reorganized. Zone Americas maintained its strong performance with organic growth once again above 7 percent. Nestlé Purina North America and Dreyer's showed particularly high growth rates. Zone Asia, Oceania and Africa experienced 5.1 percent organic growth; while many emerging markets and Oceania enjoyed strong levels of organic growth, there were weaker performances from Japan, the Philippines, as well as Africa. Nestlé Waters had a slow start to the year, in spite of excellent growth in North America, since the main selling season in Europe has yet to begin. Alcon and Nespresso continued their outstanding sales development.

Sales by Product Group				
	Jan.–March 2005	*Jan.–March 2004*	*Real internal growth Jan.–March 2005*	*Organic growth Jan.–March 2005*
	in CHF million		*%*	*%*
Beverages	5 080	5 019	+3.9	+4.7
Milk/Nutrition/Ice Cream	5 295	5 338	+0.9	+4.1
Prepared Dishes and Cooking Aids	3 896	3 938	+2.2	+3.9
Chocolate/Confectionery	2 399	2 428	–0.3	+1.9
PetCare	2 437	2 385	+4.5	+6.4
Pharma	1 357	1 301	+7.6	+8.4
Total	**20 464**	**20 409**	**+2.6**	**+4.6**

All calculations based on non-rounded figures.

Among the product groups, Beverages had a good start to the year, with 4.7 percent organic growth. Soluble coffee had a strong performance as did ready-to-drink beverages. Milk products, Nutrition and Ice cream enjoyed 4.1 percent organic growth. Real internal growth of shelf-stable dairy was held back by a strong increase in pricing to offset the cost of higher milk prices. Chilled dairy performed in line with the industry as a whole, with good growth outside Europe but negative developments in France and Spain. Nutrition had a strong performance, particularly in infant and healthcare nutrition, as did Ice cream in the US. In Europe, markets are launching the new season's ice cream products in time for the decisive coming months. Prepared dishes and cooking aids achieved 3.9 percent organic growth with stronger performances in traditional culinary products and frozen food, the latter particularly in the US. In Europe, the launch of "Hot Pockets" is meeting with encouraging success. PetCare enjoyed 6.4 percent organic growth, predominantly driven by US sales. Chocolate and confectionery had organic growth of 1.9 percent, held back by a weak performance in Sugar confectionery and distribution issues in Russia.

On 18 April 2005, Moody's Investors Service changed the rating outlook of Nestlé S.A. from negative to stable and affirmed the Company's Aaa senior long-term debt ratings, reflecting past and future improvements in Nestlé's financial situation. Nestlé is the only consumer goods company with an Aaa debt rating and, in Moody's eyes, benefits from excellent competitive positions, a large degree of financial flexibility, a solid financial policy and strong liquidity.

./.

The implementation of GLOBE is continuing unabated and CHF 16 billion of the Group's sales are now covered. Major markets such as the UK, Germany, Russia and India have already implemented GLOBE in 2005 or are in the process of doing so, bringing the total number of GLOBE users to about 43,000 worldwide.

On the strength of Nestlé's solid first-quarter performance and in view of on-going product launches and price increases implemented over the past weeks, the Company can confirm that it expects to achieve its stated targets for the full year, specifically an EBITA margin improvement at constant currencies as well as organic growth of between 5 and 6 percent.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*